UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29268T102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No.	29268T102	13G	Page	2	of	12	Pages

(1)	NAMES OF REPORTING PERSONS TLC Investments, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,500,000 shares of Common Stock

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

1,500,000 shares of Common Stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000 shares of Common Stock

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

(12)	TYPE OF REPORTING PERSON

OO

CUSIP No.	29268T102	13G	Page	3	of	12	Pages

(1)	NAMES OF REPORTING PERSONS Jami E. Hall

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,100,000 shares of Common Stock

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

2,100,000 shares of Common Stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,000 shares of Common Stock

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON

IN

CUSIP No.	29268T102	13G	Page	4	of	12	Pages

(1)	NAMES OF REPORTING PERSONS Robert E. Wilson

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

(5) SOLE VOTING POWER

NUMBER OF	140,000 shares of Common Stock

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,100,000 shares of Common Stock

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	140,000 shares of Common Stock

WITH	(8) SHARED DISPOSITIVE POWER

2,100,000 shares of Common Stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,000 shares of Common Stock

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%

(12)	TYPE OF REPORTING PERSON

IN

CUSIP No.	29268T102	13G	Page	5	of	12	Pages

(1)	NAMES OF REPORTING PERSONS Woodstone Energy, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	600,000 shares of Common Stock

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

600,000 shares of Common Stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000 shares of Common Stock

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8%

(12)	TYPE OF REPORTING PERSON

OO

CUSIP No.	29268T102	13G	Page	6	of	12	Pages
Item 1.
(a)	Name of Issuer Energy Focus, Inc., a Delaware corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices
32000 Aurora Road
Solon, Ohio, 44139
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
TLC Investments, LLC (“TLC”)
1244 Gallatin Pike South
Madison, Tennessee 37115
Citizenship: Tennessee
Jami E. Hall (“Hall”)
1244 Gallatin Pike South
Madison, Tennessee 37115
Citizenship: Tennessee
Robert E. Wilson (“Wilson”)
1244 Gallatin Pike South
Madison, Tennessee 37115
Citizenship: Tennessee
Woodstone Energy, LLC (“Woodstone”)
1244 Gallatin Pike South
Madison, Tennessee 37115
Citizenship: Tennessee
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

CUSIP No.	29268T102	13G	Page	7	of	12	Pages
Item 2(d). Title of Class of Securities
     Common Stock, $0.0001 par value (“Common Stock”)
Item 2(e). CUSIP Number
     29268T102
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑

CUSIP No.	29268T102	13G	Page	8	of	12	Pages
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     Introduction:
     On December 31, 2009, the Issuer acquired all of the member interests of Stones Rivers Companies, LLC, a Tennessee limited liability company (“SRC”), from TLC. The consideration that the Company paid to TLC that day included 1,000,000 shares of its Common Stock and a Convertible Promissory Note in the face amount of $500,000 with a maturity date of June 30, 2013. The principal amount of the Note is convertible in whole, but not in part, into 500,000 shares of Common Stock at any time during the period beginning on June 30, 2010 and ending on the maturity date. Ms. Hall and Mr. Wilson own all of the member interests of TLC.
     On December 31, 2009, the Company issued to Woodstone warrants to purchase up to 600,000 shares of the Company’s Common Stock at an exercise price of $0.65 per share and with a term ending on December 31, 2014. The warrants become exercisable only if SRC, now a subsidiary of the Company, receives from Woodstone firm contracts or purchase orders for at least $10,000,000 by June 30, 2013. The warrants vest in two parts: 400,000 shares when contracts or purchase orders between SRC and Woodstone reach $10,000,000, and an additional 200,000 shares when contracts or purchase orders between them reach an additional $5,000,000. Ms. Hall and Mr. Wilson each own a minority of the member interests of Woodstone. Together, they own a majority of its member interests.
     On December 31, 2009, the Company awarded to Mr. Wilson an employee stock option under its 2008 Stock Incentive Plan to purchase 140,000 shares of Common Stock at an exercise price of $0.64 and with a term of ten years. Of the total number of shares, twenty-five percent become exercisable on December 31, 2010, and the remaining seventy-five percent become exercisable monthly in equal amounts over the next thirty-six months.
(a)	Amount Beneficially Owned:
     As of the date of this filing, and assuming the passage of the requisite amount of time, the satisfaction of conditions, and the satisfaction of vesting requirements, (i) TLC beneficially owns 1,500,000 shares of Common Stock, (ii) Woodstone beneficially owns 600,000 shares of Common Stock, (iii) Mr. Wilson beneficially owns 140,000 shares of Common Stock, and (iv) each of Ms. Hall and Mr. Wilson may be deemed to be the beneficial owner of 2,100,000 shares of Common Stock beneficially owned by TLC and by Woodstone.

CUSIP No.	29268T102	13G	Page	9	of	12	Pages
(b)	Percent of Class:
     The Company has informed the Reporting Persons that following its acquisition of SRC, and the issuance to SRC of 1,000,000 shares of Common Stock, on December 31, 2009, there were 21,077,859 shares of Common Stock outstanding. Therefore, based on the Company’s outstanding shares of Common Stock, and on the assumptions set forth in the previous paragraph, (i) TLC may be deemed to beneficially own 7.1% of the outstanding shares of Common Stock of the Company, (ii) Woodstone may be deemed to beneficially own 2.8% of the outstanding shares of Common Stock of the Company, (iii) Ms. Hall may be deemed to beneficially own 9.9% of the outstanding shares of Common Stock of the Company, and (iv) Mr. Wilson may be deemed to beneficially own 10.6% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed, in and of itself, as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
     (c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Item 4(a)

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

See Item 4(a)

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not applicable.

CUSIP No.	29268T102	13G	Page	10	of	12	Pages
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below each of the undersigned certifies that, to the best of its, his, or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibit A: Joint Filing Agreement, dated as of January 11, 2010, by and among TLC Investments, LLC, Woodstone Energy, LLC, Jami E. Hall, and Robert E. Wilson.
[Signatures are on following page.]

CUSIP No.	29268T102	13G	Page	11	of	12	Pages
SIGNATURES
     After reasonable inquiry and to the best of its, his, or her knowledge and belief, each of the undersigned certifies that the information with respect to it, him, or her set forth in this statement is true, complete, and correct.
Dated: January 11, 2010

TLC INVESTMENTS, LLC
By:	/s/ Jami E. Hall
	Name:	Jami E. Hall
	Title:	President

WOODSTONE ENERGY, LLC
By:	/s/ Douglas Woodward
	Name:	Douglas Woodward
	Title:	President

/s/ Jami E. Hall
Name:	Jami E. Hall

/s/ Robert E. Wilson
Name:	Robert E. Wilson

CUSIP No.	29268T102	13G	Page	12	of	12	Pages
EXHIBIT A
JOINT FILING AGREEMENT
     This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value, of Energy Focus, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: January 11, 2010

TLC INVESTMENTS, LLC
By:	/s/ Jami E. Hall
	Name:	Jami E. Hall
	Title:	President

WOODSTONE ENERGY, LLC
By:	/s/ Douglas Woodward
	Name:	Douglas Woodward
	Title:	President

/s/ Jami E. Hall
Name:	Jami E. Hall

/s/ Robert E. Wilson
Name:	Robert E. Wilson